

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2012

Via E-mail
Mr. Kevin Jones
Chairman and Chief Executive Officer
North Texas Energy, Inc.
5057 Keller Springs Road, Suite 300
Addison, Texas 75001

> **Re: North Texas Energy, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed October 18, 2012**
> **File No. 333-178251**

Dear Mr. Jones:

We have reviewed your amended registration statement and corresponding response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed October 18, 2012

Oil Reserves-Technical Report on North Texas Energy Oil & Gas Leases, page 6

1.   Per our November 9, 2012 teleconference, please:
   - Amend your document to remove all disclosed proved oil and gas reserves;
   - Apply the applicable revenue interests to the probable and possible gross reserve figures.

2.   Please furnish to us cashflow projections ("EUR Summary") for the New Diana field leases' probable reserves, for the New Diana possible reserves and for the Balch lease possible reserves.

   If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return supplemental information as long as certain express conditions are met.

If you wish to request confidential treatment of those materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

Please direct these engineering items to:

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4628
Attn: Ronald M. Winfrey

3.   Please amend your document to disclose the information specified by Items 1202(a)(2), 1202(a)(5), 1202(a)(6), 1202(a)(7), 1202(a)(8), 1206 and 1208 of Regulation S-K.

Summarized Consolidated Financial Data, page 8

4.   Please tell us the origin of the financial information you have presented under the column heading "Consolidated" as it does not appear to correspond to any of the financial statements presented in the document.

5.   Please round all per share information disclosed in your filing to the nearest cent.

Financial Statements of North Texas Energy, Inc.

General

6.   If you are unable to demonstrate that your properties have proved reserves, you will need to revise your disclosures to label capitalized costs of mineral rights as pertaining to unproved/unevaluated properties. In addition, please expand your discussion concerning the full cost ceiling test to disclose the manner by which you assess unproved properties for impairment. A periodic assessment is necessary to comply with Rule 4-10(c)(3)(ii)(1) of Regulation S-X. Finally, any estimates which do not constitute reserves, and the corresponding standardized measure of discounted future net cash flows, should be removed.

Note 4 – Capitalized Costs Related to Oil and Gas Producing Activities, page 24

7.   We understand from prior correspondence that you will need to remove the reference to the recording of a gain on the acquisition of Remington's proved oil and gas reserves as this did not occur. Please revise accordingly.

Exhibits

8.   Please ask your auditor to refer to all of the financial statement periods he has audited in future consents that you obtain and file with the registration statement. We understand that he audited the financial statements of Remington Oil and Gas for not only the two years ended December 31, 2011, but also the one month ended January 31, 2011. He should also make reference to the correct and complete audit opinion dates in his consent.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller at (202) 551-3686 if you have any questions regarding comments on the financial statements and related matters and you may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Kevin Dougherty at (202) 551-3271, or in his absence Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director